

其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話: 852-2318 1228 傳真: 852-2757 5138 網址: http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L005-04
Exemption No. #82-4201


04012277

January 5, 2004

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcement dated 18th December, 2003 regarding the announcement of interim result for the six months ended 30th September, 2003 and Interim Report of 2003-2004 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Albert CL Mui
Assistant Company Secretary

dlw 1/22

Encl

AM/nc



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2003-2004

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2003

	Notes	Unaudited Six months ended 30th September, 2003 HK$'000	(Restated) 2002 HK$'000
Turnover	2	**341,747**	351,317
Cost of sales		**(312,851)**	(302,542)
Gross profit		**28,896**	48,775
Other operating income		**5,852**	4,546
Distribution costs		**(24,244)**	(55,345)
Administrative expenses		**(2,062)**	(2,998)
Other net operating expenses		**392**	1,518
Profit (loss) from operations	3	**8,834**	(3,504)
Finance costs		**(7)**	(30)
Share of results of associates		**(235)**	1,862
Gain on discontinued operations		**577**	—
Profit (loss) before taxation		**9,169**	(1,672)
Taxation	4	**(768)**	(3,424)
Net profit (loss) for the period		**8,401**	(5,096)
Interim dividend	5	**3,427**	—
Earnings (loss) per share	6		
Basic		**4.90 cents**	(2.97) cents
Diluted		**N/A**	N/A
Interim dividend per share		**2 cents**	—

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2003

	Notes	Unaudited 30th September, 2003 HK$'000	(Restated) Audited 31st March, 2003 HK$'000
Non-current assets			
Investment properties		**5,160**	5,160
Property, plant and equipment	7	**27,796**	26,255
Interests in associates		**2,412**	9,618
Investments in securities		**—**	17,800
Deferred tax assets		**2,927**	2,703
		38,295	61,536
Current assets			
Inventories		**62,583**	56,946
Properties for sale, at cost		**1,135**	1,135
Debtors, deposits and prepayments	8	**98,110**	111,864
Amount due from customers for contract work		**1,448**	1,244
Tax recoverable		**183**	472
Investments in securities		**101,251**	86,058
Bank balances and cash equivalents		**177,108**	149,033
		441,818	406,752
Current liabilities			
Creditors, deposits and accruals	9	**77,444**	66,384
Amount due to ultimate holding company		**2,318**	6,290
Amounts due to customers for contract work		**7,754**	4,530
Bills payable		**347**	2,086
Deferred service income		**17,957**	19,525
Provision for taxation		**590**	2,277
Unsecured bank overdrafts		**—**	73
		106,410	101,165
Net current assets		**335,408**	305,587
Total assets less current liabilities		**373,703**	367,123
Non current liabilities			
Deferred tax liabilities		**739**	445
Minority interests		**170**	186
NET ASSETS		**372,794**	366,492
Capital and reserves			
Share capital	10	**85,678**	85,678
Reserves		**287,116**	280,814
SHAREHOLDERS' EQUITY		**372,794**	366,492

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2003

	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2003 as previously reported	85,678	223,434	18,231	14	1,526	2,358	–	32,993	364,234
Adjustment on adoption of SSAP 12 (revised)	–	–	–	–	–	–	–	2,258	2,258
At 1st April, 2003 as restated	85,678	223,434	18,231	14	1,526	2,358	–	35,251	366,492
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	–	(2,099)	–	–	(2,099)
Net profit for the period	–	–	–	–	–	–	–	8,401	8,401
Dividends	–	–	–	–	–	–	3,427	(3,427)	–
At 30th September, 2003	85,678	223,434	18,231	14	1,526	259	3,427	40,225	372,794

	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2002 as previously reported	85,678	223,434	18,231	14	1,134	587	–	55,790	384,868
Adjustment on adoption of SSAP 12 (revised)	–	–	–	–	–	–	–	2,395	2,395
At 1st April, 2002 as restated	85,678	223,434	18,231	14	1,134	587	–	58,185	387,263
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	–	(2,448)	–	–	(2,448)
Net loss for the period	–	–	–	–	–	–	–	(5,096)	(5,096)
At 30th September, 2002	85,678	223,434	18,231	14	1,134	(1,861)	–	53,089	379,719

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2003

	Unaudited Six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**23,432**	35,653
Net cash inflow from investing activities	**7,627**	5,970
Net cash (outflow) inflow from financing activities	**(3,972)**	4,705
Increase in cash and cash equivalents	**27,087**	46,328
Cash and cash equivalents at beginning of period	**148,960**	170,240
Effect of foreign exchange rate changes	**1,061**	55
Cash and cash equivalents at end of period	**177,108**	216,623
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**177,108**	216,749
Bank overdrafts	**—**	(126)
	177,108	216,623

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2003

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements of the Group for the year ended 31st March, 2003, except that the Group has adopted the SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for periods ended 30th September 2002 and 31st March 2003 have been restated accordingly. Retained profits at 31st March 2003 have been increased by HK$2.3 million, which is the cumulative effect on the change in policy on the results for period prior to 31st March, 2003. The effect of the change is an increased charge to income statement in the current period of HK$0.07 million (2002 : decrease of HK$0.17 million)

2. Segment information

Turnover and segment information for the six months ended 30th September, 2003.

(a) By business segments

	Continuing operations				Discontinued operations		
	Computer and business machines HK$'000	IT & network solution and telecommunication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	General merchandise trading HK$'000	Telecommunication services and retailing HK$'000	Total HK$'000
Six months ended 30th September, 2003							
TURNOVER							
Total sales	200,243	68,298	22,431	78,261	11	906	370,150
Inter-segment sales	(21,872)	(3,665)	(2,835)	–	(1)	(30)	(28,403)
External sales	178,371	64,633	19,596	78,261	10	876	341,747
RESULT							
Segment result	4,144	(1,788)	1,143	1,709	–	–	5,208
Interest income							3,836
Unallocated corporate Expenses							(210)
Profit from operations							8,834
Finance costs							(7)
Share of result of an associate	(235)	–	–	–	–	–	(235)
Gain on discontinued operations	–	–	–	–	86	491	577
Profit before taxation							9,169
Taxation							(768)
Net profit for the period							8,401

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information *(Continued)*

(a) *By business segments (Continued)*

	Continuing operations				Discontinued operations		
	Computer and business machines	IT & network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Six months ended 30th September, 2002							
TURNOVER							
Total sales	231,777	53,559	33,199	9,246	10,565	49,363	387,709
Inter-segment sales	(29,193)	(3,009)	(3,962)	—	(193)	(35)	(36,392)
External sales	202,584	50,550	29,237	9,246	10,372	49,328	351,317
RESULT							
Segment result	5,064	(1,806)	4,040	(2,987)	(3,018)	(7,655)	(6,362)
Interest income							3,157
Unallocated corporate Expenses							(299)
Loss from operations							(3,504)
Finance costs							(30)
Share of results of associates	1,862	—	—	—	—	—	1,862
Loss before taxation							(1,672)
Taxation							(3,424)
Net loss for the period							(5,096)

(b) *By geographical segments*

	Turnover Six months ended 30th September, 2003	 2002
	HK$'000	*HK$'000*
Hong Kong	**271,077**	264,995
The Mainland	**7,537**	27,785
Thailand	**59,069**	54,452
Others	**4,064**	4,085
	341,747	351,317

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. Profit (loss) from operations

	Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Profit (loss) from operations is arrived at after charging		
Cost of stock sold	**180,811**	244,525
Depreciation on property, plant and equipment	**2,323**	3,266
Operating lease payments in respect of renting of premises	**6,053**	16,674
Staff costs, including directors' emoluments	**41,934**	53,057

4. Taxation

	Six months ended 30th September, 2003 HK$'000	(Restated) 2002 HK$'000
Current tax		
Company and subsidiaries		
Hong Kong	**665**	1,791
Overseas	**34**	1,513
Associates		
Hong Kong	**—**	291
Deferred tax		
Current period	**64**	(171)
Attributable to change in tax rate	**5**	—
	768	3,424

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The change in accounting policy in accordance with SSAP 12 (revised) "Income taxes" has been applied retrospectively and comparatives have been restated.

5. Interim dividend

	Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Interim dividend 2003: HK$0.02 per share on 171,355,871 shares	**3,427**	—

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

6. Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the profit for the period of HK$8,401,000 (2002: loss of HK$5,096,000) and on the weighted average number of 171,355,871 (2002: 171,355,870) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

No diluted loss per share is presented for the period ended 30th September, 2002 as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

No diluted earnings per share is presented for the period ended 30th September 2003 as the Company's outstanding share options have been lapsed in June 2003.

7. Property, plant and equipment

For the six months period ended 30 September, 2003, the Group acquired property, plant and equipment of HK$3,530,000 and disposed of property, plant and equipment of HK$2,831,000.

8. Debtors, deposits and prepayments

The ageing analysis of trade debtors is as follows :

	As at 30th September, 2003 *HK$'000*	As at 31st March, 2003 *HK$'000*
0-60 days	**65,248**	63,469
61-90 days	**2,352**	3,389
Over 90 days	**1,187**	5,343
Total	**68,787**	72,201

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

9. Creditors, deposits and accruals

The ageing analysis of trade creditors is as follows :

	As at 30th September, 2003 *HK$'000*	As at 31st March, 2003 *HK$'000*
0-60 days	**28,490**	15,289
61-90 days	**609**	969
Over 90 days	**3,297**	4,795
Total	**32,396**	21,053

10. Share Capital

	Number of ordinary shares of HK$0.5 each	**Nominal value** *HK$'000*
Authorised:	1,200,000,000	120,000
Issued and fully paid:	856,779,352	85,678

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

10. Share Capital *(Continued)*

There was no change in the authorised and issued share capital during the period under review.

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.10 each are consolidated into one ordinary share of HK$0.50 each.

11. Contingent liabilities

At the balance sheet date:

The Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,752,000 (31st March 2003: HK$5,421,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$0 (31st March 2003: HK$1,405,000).

12. Operating lease

(a) The Group as lessee

The Group has total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises as follows :

	As at 30th September, 2003 *HK$'000*	As at 31st March, 2003 *HK$'000*
Within one year	**4,744**	6,287
In the second to fifth year inclusive	**1,012**	3,231
	5,756	9,518

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

All the investment properties were leased out for a period of 2 years and the leases did not have any renewal options given to the leasees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are :

	As at 30th September, 2003 *HK$'000*	As at 31st March, 2003 *HK$'000*
Within one year	**321**	406
In the second to fifth year inclusive	**58**	—
	379	406

13. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2 cents (2002: Nil) per share for the six months ended 30th September, 2003 payable on Tuesday, 20th January, 2004 to shareholders whose names appear on the Register of Members of the Company on Friday, 16th January, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January, 2004 to Friday, 16th January, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2003, the performance of the Group improved substantially despite the impact of the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). This was mainly due to the close down of the loss making operations in last year and cost cutting exercise. In general, Hong Kong's deflationary woes worsened during the period. Businesses were forced to cut prices as the economy reeled from the economic fallout from SARS. As a result, turnover decreased and the profit margin squeezed especially in the first half of the period under review. The confidence, however, recovered in the second half of the period so that the turnover for the period reached HK$341 million, only 3% lower than that of same period last year. Profit for the period also improved to HK$8.4 million compared with the loss of HK$5 million in the same period last year.

During the period under review, the Computer and Business Machine Division has recorded a drop in the profit by 18% due to intense competition in PC products and the decline of consumption in both commercial sector and individual customers.

The first Chevalier Shop Digital Gallery in Causeway Bay was operating well. It is a brand new service concept for providing an outlet of digital solutions and IT products to the corporate and individual customers.

The large-scale contracts of IT & Network Solutions Division for providing various network services and system integration to New TV City, International Finance Centre — Phase II and KCRC West Rail were progressed on schedule.

The performance of the Technical and Maintenance Service Division was badly affected by the fierce competition and the shrinkage in capital expenditure of commercial sector in the first half of the year. The situation will persist for the foreseeable future.

During the period under review, interest income improved despite the enduring low interest rate. The company has diversified its investment portfolio into high yield structured notes and corporate debentures in order to enhance their returns.

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

Prospects

The growth in Hong Kong's economy depends very much on the export to the US and trade with the Mainland. Although the growth of the US economy is not convincing during the first half of 2003, recent statistics shows that the pace has become more solid with the GDP growth at 8.2% in the third quarter. Such upward momentum of the economy in the US is expected to sustain till 2004 and this will definitely improve the economic expansion of the economy of Hong Kong next year.

Similarly, after riding through years of economic contraction, Hong Kong's economy began to emerge from recession in the third quarter of 2003. GDP rose by 4% in the third quarter this year and the unemployment rate has recently edged to 8%. Confidence has recovered, following a series of economic measures unveiled by the central government since August to help Hong Kong. While continuing to face tough times, we expect Hong Kong's economy will move back onto a steady growth path in 2004 and beyond.

However, deflation in Hong Kong will persist next year, though at a much slower pace. Growth in consumption remains low despite the turnaround in confidence. The Group, therefore, remains cautious in adjusting its business strategy in order to cope with the market conditions and continues to adopt stringent cost control measures. The Group believes that the worst is over for Hong Kong's economy and looks forward to a better performance in the financial year 2003/04.

CONSOLIDATION OF SHARES

On 5th June, 2003, the shareholders at the special general meeting of the Company have approved the consolidation of every five existing issued and unissued shares of HK$0.10 each into one new share of HK$0.50 each in the share capital of the Company.

FINANCIAL REVIEW

As at 30th September, 2003, the Group's total net asset amounted to approximately HK$373 million (HK$366 million as at 31st March, 2003).

As at 30th September, 2003, total debt to equity ratio was nil (0.02% as at 31st March, 2003) and net debt to equity ratio was nil (Nil as at 31st March, 2003), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$373 million (HK$366 million as at 31st March, 2003).

As at 30th September, 2003, the Group's bank and other borrowings was nil (HK$73,000 as at 31st March, 2003) while cash and deposit at bank amounted to HK$177 million (HK$149 million as at 31st March, 2003) and there are no net borrowings for the two years.

Finance costs for the period amounted to HK$7,000 (HK$30,000 for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$3.7 million (HK$5.4 million as at 31st March, 2003).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans. the Group will consider new financing while maintaining an appropriate level of gearing.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2003, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("the Model Code") were as follows:

(a) *Interests in the Company — Shares*

Name of Director	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	6,815,854	86,994,933*	—	93,810,787	54.75
FUNG Pak Kwan	2,580,000	—	—	2,580,000	1.5
KUOK Hoi Sang	2,400,000	—	—	2,400,000	1.4
KAN Ka Hon	451,200	—	—	451,200	0.26
Shinichi YONEHARA	600	—	—	600	0.00035

* *Dr. Chow Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 86,994,933 shares of the Company which were all held by Chevalier International Holdings Limited ("CIHL") as Dr. Chow beneficiary owned 132,512,351 shares in CIHL, representing approximately 49.32% of shares in CIHL. Dr. Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares described in "Substantial Shareholders' Interests in Securities" below.*

(b) *Interests in Associated Corporations — Shares*

Name of Director	Associated corporations	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CIHL	132,512,351	—	—	132,512,351	49.32
	Chevalier Construction Holdings Limited ("CCHL")	61,036,489	89,385,444*	—	150,421,933	60.41
FUNG Pak Kwan	CIHL	91,290	—	—	91,290	0.03
KUOK Hoi Sang	CIHL	98,216	—	—	98,216	0.04
	CCHL	1,326,437	—	—	1,326,437	0.53
KAN Ka Hon	CIHL	29,040	—	—	29,040	0.01
Shinichi YONEHARA	CIHL	1,632	—	—	1,632	0.0006
	CCHL	342	—	—	342	0.0001

* *Dr. Chow had notified CCHL that under the SFO, he was deemed to be interested in 89,385,444 shares in CCHL, which were all held by CIHL as Dr. Chow beneficially owned 132,512,351 shares in CIHL, representing approximately 49.32% of shares in CIHL.*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

(Continued)

Save as disclosed above, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

The Company and CIHL adopted share option schemes on 30th September, 1991 ("the Old CiTL Scheme and Old CIHL Scheme respectively"). These schemes have been expired on 29th September, 2001 and no further options may be granted under the Old CiTL Scheme and Old CIHL Scheme thereafter. Details of the outstanding options as at 30th September, 2003 which have been granted under the share option schemes of the Company and its associated corporation were as follows:

(a) *Interests in the Company — Share Options*

				Number of share options				
Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) *(note)*	Balance as at 1st April, 2003 *(note)*	Exercised during the period	Cancelled during the period	Lapsed during the period *(note)*	Outstanding as at 30th September, 2003
CHOW Yei Ching	17/12/1999	30/06/2000— 29/06/2003	2.32	1,400,000	–	–	1,400,000	–
FUNG Pak Kwan	17/12/1999	30/06/2000— 29/06/2003	2.32	1,310,000	–	–	1,310,000	–
KUOK Hoi Sang	17/12/1999	30/06/2000— 29/06/2003	2.32	1,000,000	–	–	1,000,000	–
KAN Ka Hon	17/12/1999	30/06/2000— 29/06/2003	2.32	1,000,000	–	–	1,000,000	–
Lily CHOW	17/12/1999	30/06/2000— 29/06/2003	2.32	1,000,000	–	–	1,000,000	–

As at 30th September, 2003, all the options under the Old CiTL Scheme had been lapsed on 29th June, 2003.

SHARE OPTION SCHEMES *(Continued)*

(b) Interests in Associated Corporation — Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option *(HK$)* *(note)*	Number of share options: Balance as at 1st April, 2003 *(note)*	Exercised during the period	Cancelled during the period	Lapsed during the period	Disposed of during the period *(note)*	Outstanding as at 30th September, 2003
CHOW Yei Ching	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,690,000	–	–	–	1,690,000	–
FUNG Pak Kwan	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
KUOK Hoi Sang	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
KAN Ka Hon	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–

As at 30th September, 2003, the Directors disposed of their entire interests in the options granted to them under the Old CIHL Scheme.

Note: The exercise price per option and the numbers of share options of the Company and CIHL subject to the Old CiTL Scheme and the Old CIHL Scheme respectively have been adjusted for the five into one share consolidation which became effective on 6th June, 2003.

A share option scheme of the Company ("the CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company at their respective 2002 Annual General Meetings held on 20th September, 2002. Another share option scheme of CIHL ("the CIHL Scheme") was also approved by the shareholders of CIHL at the 2002 Annual General Meeting of CIHL held on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). As at 30th September, 2003, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2003, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Substantial Shareholder	Number of shares held	Approximate percentage of issued share capital (%)
CHOW Yei Ching *(Notes 1 and 3)*	93,810,787	54.75
MIYAKAWA Michiko *(Notes 2 and 3)*	93,810,787	54.75
CIHL *(Note 3)*	86,994,933	50.77
Chevalier (HK) Limited ("CHK") *(Note 3)*	13,471,200	7.86
Firstland Company Limited ("Firstland") *(Note 3)*	13,471,200	7.86

Notes:

1. *These shares were held by Dr. Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 86,994,933 in which Dr. Chow was deemed to be interested in (ii) under the SFO.*

2. *These shares were held by Dr. Chow. Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested under Part XV of the SFO.*

3. *These shares of 13,471,200 were held by Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. CHK, CIHL, Dr. Chow and his spouse were deemed to be interested in 13,471,200 shares under Part XV of the SFO.*

Save as disclosed above, as at 30th September, 2003, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO, or, were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option scheme adopted by the Company, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2003, the Group employed approximately 600 full time staff globally. Total staff costs amounted to approximately HK$42 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Shinichi YONEHARA and WU King Cheong, both the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2003.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2003 to 30th September, 2003.

APPRECIATION

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2003

website: http://www.chevalier-itech.com



其士科技控股有限公司

（於百慕達註冊成立之有限公司）

二零零三至二零零四年度中期業績報告

簡明綜合收益表

截至二零零三年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零三年 港幣千元	(重新編列) 二零零二年 港幣千元
營業額	2	**341,747**	351,317
銷售成本		**(312,851)**	(302,542)
毛利		**28,896**	48,775
其他經營收入		**5,852**	4,546
經銷成本		**(24,244)**	(55,345)
行政支出		**(2,062)**	(2,998)
其他經營淨支出		**392**	1,518
經營溢利(虧損)	3	**8,834**	(3,504)
財務費用		**(7)**	(30)
所佔聯營公司業績		**(235)**	1,862
終止營運之收益		**577**	—
除稅前溢利(虧損)		**9,169**	(1,672)
稅項	4	**(768)**	(3,424)
期內溢利(虧損)		**8,401**	(5,096)
中期股息	5	**3,427**	—
每股盈利(虧損)	6		
基本		**4.90仙**	(2.97)仙
攤薄		**不適用**	不適用
每股中期股息		**2仙**	—

簡明綜合資產負債表
二零零三年九月三十日結算

	附註	未經審核 二零零三年 九月三十日 港幣千元	(重新編列) 經審核 二零零三年 三月三十一日 港幣千元
非流動資產			
投資物業		**5,160**	5,160
物業、廠房及設備	7	**27,796**	26,255
聯營公司權益		**2,412**	9,618
證券投資		**—**	17,800
遞延税項資產		**2,927**	2,703
		38,295	61,536
流動資產			
存貨		**62,583**	56,946
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	8	**98,110**	111,864
就合約工程應向客戶收取的款項		**1,448**	1,244
可取回税項		**183**	472
其他短期投資		**101,251**	86,058
現金及銀行存款		**177,108**	149,033
		441,818	406,752
流動負債			
應付款項、存入按金及應付費用	9	**77,444**	66,384
應付最終控股公司款項		**2,318**	6,290
就合約工程應向客戶支付的款項		**7,754**	4,530
應付票據		**347**	2,086
遞延服務收入		**17,957**	19,525
課税準備		**590**	2,277
無抵押銀行透支		**—**	73
		106,410	101,165
流動資產淨值		**335,408**	305,587
總資產減流動負債		**373,703**	367,123
非流動負債			
遞延税項負債		**739**	445
少數股東權益		**170**	186
資產淨值		**372,794**	366,492
股本及儲備	10		
股本		**85,678**	85,678
儲備		**287,116**	280,814
股東資金		**372,794**	366,492

簡明綜合權益變動表

截至二零零三年九月三十日止六個月

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零三年四月一日結存如前記錄	85,678	223,434	18,231	14	1,526	2,358	—	32,993	364,234
採納會計實務準則第12號（經修訂）之調整	—	—	—	—	—	—	—	2,258	2,258
二零零三年四月一日結存之重列	85,678	223,434	18,231	14	1,526	2,358	—	35,251	366,492
申算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	(2,099)	—	—	(2,099)
期內溢利	—	—	—	—	—	—	—	8,401	8,401
股息	—	—	—	—	—	—	3,427	(3,427)	—
於二零零三年九月三十日	85,678	223,434	18,231	14	1,526	259	3,427	40,225	372,794

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零二年四月一日結存如前記錄	85,678	223,434	18,231	14	1,134	587	—	55,790	384,868
採納會計實務準則第12號（經修訂）之調整	—	—	—	—	—	—	—	2,395	2,395
二零零二年四月一日結存之重列	85,678	223,434	18,231	14	1,134	587	—	58,185	387,263
申算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	(2,448)	—	—	(2,448)
期內虧損	—	—	—	—	—	—	—	(5,096)	(5,096)
於二零零二年九月三十日	85,678	223,434	18,231	14	1,134	(1,861)	—	53,089	379,719

簡明綜合現金流動表

截至二零零三年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零三年 *港幣千元*	 二零零二年 *港幣千元*
經營業務之現金注入淨額	**23,432**	35,653
投資業務之現金注入淨額	**7,627**	5,970
融資(支出)注入之現金淨額	**(3,972)**	4,705
現金及等同現金之增加	**27,087**	46,328
期初之現金及等同現金項目	**148,960**	170,240
匯兑調整	**1,061**	55
期末之現金及等同現金項目	**177,108**	216,623
現金及等同現金結餘之分析		
現金及銀行存款	**177,108**	216,749
銀行透支	**—**	(126)
	177,108	216,623

簡明財務報告附註

截至二零零三年九月三十日止六個月

1. 主要會計政策

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號)之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零三年三月三十一日止已審核之財務報表中所載之主要會計政策相符，惟於編製本期之簡明財務報表已採納了由香港會計師公會所頒佈於二零零三年一月一日或以後開始生效之會計期間之會計實務準則第12條(經修訂)「所得稅」除外。

實施會計實務準則第12條(經修訂)之影響主要與遞延稅項有關。以往會計期間，遞延稅項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12條(經修訂)要求採用「資產負債表負債法」，即就財務報告表中資產及負債之帳面值與計算應課稅溢利所用相應稅基間之所有暫時差異(除極少數情況例外)確認作遞延稅項。基於會計實務準則第12條(經修訂)並無任何特定過渡安排之規定，新會計政策以追溯方式應用。二零零二年九月三十日及二零零三年三月三十一日期間之比較數額已相應地重新呈列。於二零零三年三月三十一日之期初保留溢利因此增加港幣2,300,000元，即為會計政策變動對二零零三年三月三十一日以前期間業績之累計影響。上述變動之影響為本期間收益表支出增加港幣70,000元(二零零二年：減少港幣170,000元)。

2. 分類資料

截至二零零三年九月三十日止之營業額及分類資料

(甲) 以業務區劃

	持續營運				終止營運		
	電腦及商業機器 *港幣千元*	科技及網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	總數 *港幣千元*
截至二零零三年九月三十日止六個月							
營業額							
總營業額	200,243	68,298	22,431	78,261	11	906	370,150
內部分類收入	(21,872)	(3,665)	(2,835)	—	(1)	(30)	(28,403)
外貿銷售	178,371	64,633	19,596	78,261	10	876	341,747
業績							
分類業績	4,144	(1,788)	1,143	1,709	—	—	5,208
利息收入							3,836
未分配公司費用							(210)
經營溢利							8,834
財務費用							(7)
所佔聯營公司業績	(235)	—	—	—	—	—	(235)
終止營運收益	—	—	—	—	86	491	577
除稅前溢利							9,169
稅項							(768)
期內溢利							8,401

簡明財務報告附註 *(續)*

2. 分類資料 *(續)*

(甲) 以業務區劃 (續)

	持續營運				終止營運		
	電腦及商業機器	科技及網絡技術電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零二年九月三十日止六個月							
營業額							
總營業額	231,777	53,559	33,199	9,246	10,565	49,363	387,709
內部分類收入	(29,193)	(3,009)	(3,962)	—	(193)	(35)	(36,392)
外貿銷售	202,584	50,550	29,237	9,246	10,372	49,328	351,317
業績							
分類業績	5,064	(1,806)	4,040	(2,987)	(3,018)	(7,655)	(6,362)
利息收入							3,157
未分配公司費用							(299)
經營虧損							(3,504)
財務費用							(30)
所佔聯營公司業績	1,862	—	—	—	—	—	1,862
除税前虧損							(1,672)
税項							(3,424)
期內虧損							(5,096)

(乙) 以地區區劃

	營業額	
	截至九月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
香港	**271,077**	264,995
內地	**7,537**	27,785
泰國	**59,069**	54,452
其他	**4,064**	4,085
	341,747	351,317

簡明財務報告附註*(續)*

3. 經營溢利(虧損)

	截至九月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
經營溢利(虧損)已扣除下列各項目		
售出存貨之成本	**180,811**	244,525
物業、廠房及設備折舊	**2,323**	3,266
營業性租賃之樓宇租用支出	**6,053**	16,674
包括董事酬金之員工開支	**41,934**	53,057

4. 稅項

	截至九月三十日止六個月	
		(重新編列)
	二零零三年	二零零二年
	港幣千元	*港幣千元*
現時稅項		
本公司及其附屬公司		
香港	**665**	1,791
海外	**34**	1,513
聯營公司		
香港	**—**	291
遞延稅項		
本期間	**64**	(171)
稅率改變	**5**	—
	768	3,424

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%(二零零二年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

遞延稅項按會計實務準則第12條(經修訂)「所得稅」之會計原則變更而作出追溯及比較數字已重新編列。

5. 中期股息

	截至九月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
中期股息		
二零零三年：每股港幣2仙 予171,355,871股	**3,427**	—

簡明財務報告附註 *(續)*

6. 每股盈利(虧損)

每股盈利(虧損)之計算乃根據期內盈利港幣8,401,000元(二零零二年:虧損港幣5,096,000元)及本公司於本期間經普通股份合併之普通股加權平均股數171,355,871(二零零二年:171,355,870)股計算。

因行使本公司之股份認購股權將引致每股虧損減少,故於截至二零零二年九月三十日止期內之帳目內,並未有列出每股攤薄虧損。

本公司之股份認購股權已於二零零三年六月到期,故於截至二零零三年九月三十日止之帳目內,並未有列出每股攤薄盈利。

7. 物業、廠房及設備

截至二零零三年九月三十日止六個月,本集團收購及出售物業、廠房及設備分別為港幣3,530,000元及港幣2,831,000元。

8. 應收帳款、存出按金及預付款項

以下為應收貨款之帳齡分析:

	於二零零三年九月三十日 *港幣千元*	於二零零三年三月三十一日 *港幣千元*
0 -60天	**65,248**	63,469
61 -90天	**2,352**	3,389
逾90天	**1,187**	5,343
總計	**68,787**	72,201

本集團對各個核心業務之客戶已確立指定之信貸政策,給予貿易客戶之平均信貸期為60天。

9. 應付款項、存入按金及應付費用

以下為應付貨款之帳齡分析:

	於二零零三年九月三十日 *港幣千元*	於二零零三年三月三十一日 *港幣千元*
0 -60天	**28,490**	15,289
61 -90天	**609**	969
逾90天	**3,297**	4,795
總計	**32,396**	21,053

10. 股本

	每股面值港幣0.5元之普通股數目	**票面值** *港幣千元*
法定股本:	1,200,000,000	120,000
已發行及繳足股本:	856,779,352	85,678

簡明財務報告附註 *(續)*

10. 股本 *(續)*

是期內，法定股本及發行股本並無任何變動。

根據本公司於二零零三年六月五日在股東特別大會通過之特別決議案，每五股港幣0.1元之已發行及未發行之普通股合併為每股港幣0.5元。

11. 或然負債

在結算日時：

本公司有以下或然負債：

(i) 為附屬公司之銀行信貸作出之擔保，共港幣3,752,000元（二零零三年三月三十一日：港幣5,421,000元）。

(ii) 為若干附屬公司履約作出擔保共港幣0元（二零零三年三月三十一日：港幣1,405,000元）。

12. 營業性租賃

(a) 本集團作為承租人

本集團有關土地及樓房不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零三年九月三十日	於二零零三年三月三十一日
	港幣千元	*港幣千元*
一年內	**4,744**	6,287
二至五年內	**1,012**	3,231
	5,756	9,518

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	於二零零三年九月三十日	於二零零三年三月三十一日
	港幣千元	*港幣千元*
一年內	**321**	406
第二至第五年（包括首尾兩年）	**58**	—
	379	406

13. 比較數字

為符合本期內之表達方式，若干比較數字已重新分類列出。

中期股息

董事會議決派發截至二零零三年九月三十日止六個月之中期股息每股港幣二仙(二零零二年：無)並將於二零零四年一月二十日星期二派發予在二零零四年一月十六日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零四年一月十二日星期一至二零零四年一月十六日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零四年一月九日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以便辦理過戶登記手續。

管理層討論及分析

截至二零零三年九月三十日止六個月，縱然受到非典型肺炎爆發的影響，本集團之表現仍有顯著改善，主要因為集團於去年結束虧損業務及實行成本削減措施。一般而論，期內通縮加劇。主要受非典型肺炎的影響而經濟倒退，公司被迫減價促銷。故此，回顧期內上半期，營業額不但減少，邊際利潤仍被逼收窄。但期內下半期經濟信心回復，集團因此錄得港幣三億四千一百萬元的營業額，較去年同期只下跌百份之三，期內之溢利亦增至港幣八百四十萬元；而去年同期則虧損港幣五百萬元。

期內，由於電腦產品競爭劇烈，商業及個人客戶對電腦產品的消費減少，電腦及商業機器部門之溢利下跌百份之十八。

在銅鑼灣開設的首間其士店數碼廊運作良好，該店以嶄新服務概念經營，旨在透過提供各類型數碼方案及資訊科技產品，迎合企業及個人客戶的需求。

資訊科技及網絡方案部門之數項大型合約，包括新電視城、國際金融中心二期及九廣鐵路西鐵均進展理想。

技術及保養服務部門的表現受到激烈的競爭及在本年度上半年商界緊縮資本開支的嚴重打擊，預計可見將來此情況仍將持續。

期內，縱然息率低企，利息收入卻有所改善。由於本集團投資組合多元化，當中包括高回報票據及企業債券，藉以增加其回報。

管理層討論及分析 *(續)*

展望

香港經濟增長十分依賴對美國之出口貿易及與中國大陸之貿易往來。縱然在二零零三年上半年美國經濟增長並不明朗，近期之數據顯示增長步伐已趨穩固，第三季之生產總值增長達百份之八點二。預期美國經濟的增長走勢將能持續至二零零四年，香港來年的經濟發展因此仍可保持增長。

同樣地，經過數年的經濟收縮，二零零三年第三季香港經濟開始脱離衰退。本年第三季的本地生產總值增長百份之四，而最近之失業率亦下跌至百份之八。加上中央政府自八月起實施一連串紓緩香港經濟的措施，使投資信心回復。縱然仍要面對艱困時間，本集團預計二零零四年及期後，香港經濟將能回復穩定的增長。

雖然通縮仍將持續至明年，但速度正在減慢。投資信心雖已回復，消費仍維持低增長。因此，本集團將保持審慎態度調較業務發展策略以應付市場狀況，並將繼續採取成本控制措施。本集團深信香港最差的經濟環境已成過去，並期望二零零三／零四年度的表現將會更好。

股份合併

股份合併於二零零三年六月五日在本公司舉行之股東特別大會上獲股東批准，以每五股本公司股份每股面值港幣0.1元之現有已發行及尚未發行股份合併為一股每股面值港幣0.5元之新股。

財務評述

於二零零三年九月三十日，本集團之總資產淨值約為港幣373,000,000元(二零零三年三月三十一日：港幣366,000,000元)。

於二零零三年九月三十日，總債務與資本比率為零(二零零三年三月三十一日：0.02%)及淨債務與資本比率為零(二零零三年三月三十一日：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣373,000,000元(二零零三年三月三十一日：港幣366,000,000元)而得出之百分比。

於二零零三年九月三十日，本集團並無銀行及其他借貸(二零零三年三月三十一日：港幣73,000元)。現金及銀行結存為港幣177,000,000元(二零零三年三月三十一日：港幣149,000,000元)，於過往兩年並無借貸淨額。

期內，財務費用為港幣7,000元(去年同期：港幣30,000元)。

本公司提供公司擔保總值港幣3,700,000元(二零零三年三月三十一日：港幣5,400,000元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

董事及主要行政人員之證券權益

於二零零三年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司(「聯交所」)之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份

董事名稱	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	6,815,854	86,994,933*	—	93,810,787	54.75
馮伯坤	2,580,000	—	—	2,580,000	1.5
郭海生	2,400,000	—	—	2,400,000	1.4
簡嘉翰	451,200	—	—	451,200	0.26
米原慎一	600	—	—	600	0.00035

* *周亦卿博士實益持有其士國際集團有限公司(「其士國際」)132,512,351股股份，佔其士國際股份約49.32%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份86,994,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益 — 股份

董事名稱	相聯公司	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士國際	132,512,351	—	—	132,512,351	49.32
	其士建築集團有限公司(「其士建築」)	61,036,489	89,385,444*	—	150,421,933	60.41
馮伯坤	其士國際	91,290	—	—	91,290	0.03
郭海生	其士國際	98,216	—	—	98,216	0.04
	其士建築	1,326,437	—	—	1,326,437	0.53
簡嘉翰	其士國際	29,040	—	—	29,040	0.01
米原慎一	其士國際	1,632	—	—	1,632	0.0006
	其士建築	342	—	—	342	0.0001

* *周博士實益持有其士國際132,512,351股股份，佔其士國際股份約49.32%。根據證券及期貨條例，周博士被視為擁有其士國際持有之其士建築股份89,385,444股之權益，周博士並已就此向其士建築作出知會。*

董事及主要行政人員之證券權益（續）

除上文所披露者外，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司及其士國際於一九九一年九月三十日採納購股權計劃（分別稱「其士科技舊計劃」及「其士國際舊計劃」）。該等計劃已於二零零一年九月二十九日屆滿，此後亦無再根據其士科技舊計劃及其士國際舊計劃授出其他購股權。於二零零三年九月三十日，根據本公司及其相聯公司之購股權計劃授出而未行使之購股權詳情如下：

（甲）本公司權益 — 購股權

董事名稱	授出日期	行使購股權之期限	每股行使價（港元）（附註）	購股權數目 於二零零三年四月一日持有（附註）	於期內行使	於期內註銷	於期內失效（附註）	於二零零三年九月三十日持有
周亦卿	17/12/1999	30/06/2000—29/06/2003	2.32	1,400,000	—	—	1,400,000	—
馮伯坤	17/12/1999	30/06/2000—29/06/2003	2.32	1,310,000	—	—	1,310,000	—
郭海生	17/12/1999	30/06/2000—29/06/2003	2.32	1,000,000	—	—	1,000,000	—
簡嘉翰	17/12/1999	30/06/2000—29/06/2003	2.32	1,000,000	—	—	1,000,000	—
周莉莉	17/12/1999	30/06/2000—29/06/2003	2.32	1,000,000	—	—	1,000,000	—

於二零零三年九月三十日，根據其士科技舊計劃所有購股權均已於二零零三年六月二十九日屆滿。

購股權計劃（續）

（乙）相聯公司權益 — 購股權

					購股權數目					
董事名稱	相聯公司	授出日期	行使購股權之期限	每股行使價（港元）（附註）	於二零零三年四月一日持有（附註）	於期內行使	於期內註銷	於期內失效	於期內出售（附註）	於二零零三年九月三十日持有
周亦卿	其士國際	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,690,000	—	—	—	1,690,000	—
馮伯坤	其士國際	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,070,000	—	—	—	1,070,000	—
郭海生	其士國際	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,070,000	—	—	—	1,070,000	—
簡嘉翰	其士國際	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,000,000	—	—	—	1,000,000	—

於二零零三年九月三十日，董事已全數出售彼等於根據其士國際舊計劃授出之購股權之權益。

附註：其士科技舊計劃及其士國際舊計劃所涉及之每股行使價、本公司購股權及其士國際購股權數目已就二零零三年六月六日生效之五合一股份合併作出調整。

其士國際股東及本公司股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上批准本公司一項購股權計劃（「其士科技計劃」）。其士國際股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上批准另一項其士國際購股權計劃（「其士國際計劃」）。其士科技計劃及其士國際計劃完全符合聯交所證券上市規則（「上市規則」）第十七章之規定。於二零零三年九月三十日，並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。

主要股東之證券權益

於二零零三年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	佔已發行股本概約百分比 (%)
周亦卿 *(附註1及3)*	93,810,787	54.75
宮川美智子 *(附註2及3)*	93,810,787	54.75
其士國際 *(附註3)*	86,994,933	50.77
其士(香港)有限公司 (「其士香港」) *(附註3)*	13,471,200	7.86
Firstland Company Limited (「Firstland」) *(附註3)*	13,471,200	7.86

附註：

1. *該等股份由周博士持有，包括(i)6,815,854股個人權益，(ii)由法團所持有的86,994,933股；根據證券及期貨條例，周博士被視為持有(ii)的權益。*

2. *該等股份由周博士持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等股份。*

3. *該等13,471,200股股份由Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為擁有Firstland所持13,471,200股股份之權益。*

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零三年九月三十日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份或債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司採納之購股權計劃外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零三年九月三十日，本集團於全球僱用約600名全職員工。期內之員工總開支約為港幣42,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃。

審核委員會

審核委員會按上市規則之規定成立，並於年內舉行兩次會議，成員包括本公司兩位獨立非執行董事米原慎一先生及胡經昌先生。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零三年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零三年四月一日至二零零三年九月三十日期間均遵守上市規則附錄十四所載之最佳應用守則的指引。

致謝

二零零三年為香港經濟困難的一年，本集團因而面對經濟及社會方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

承董事會命
主席
周亦卿

香港，二零零三年十二月十八日

網址：http://www.chevalier-itech.com



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2003

	Notes	Unaudited Six months ended 30th September, 2003 HK$'000	(Restated) 2002 HK$'000
Turnover	2	341,747	351,317
Cost of sales		(312,851)	(302,542)
Gross profit		28,896	48,775
Other operating income		5,852	4,546
Distribution costs		(24,244)	(55,345)
Administrative expenses		(2,062)	(2,998)
Other net operating expenses		392	1,518
Profit (loss) from operations	3	8,834	(3,504)
Finance costs		(7)	(30)
Share of results of associates		(235)	1,862
Gain on discontinued operations		577	—
Profit (loss) before taxation		9,169	(1,672)
Taxation	4	(768)	(3,424)
Net profit (loss) for the period		8,401	(5,096)
Interim dividend	5	3,427	—
Earnings (loss) per share	6		
Basic		4.90 cents	(2.97) cents
Diluted		N/A	N/A
Interim dividend per share		2 cents	—

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2003

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements of the Group for the year ended 31st March, 2003, except that the Group has adopted the SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for periods ended 30th September 2002 and 31st March 2003 have been restated accordingly. Retained profits at 31st March 2003 have been increased by HK$2.3 million, which is the cumulative effect on the change in policy on the results for period prior to 31st March, 2003. The effect of the change is an increased charge to income statement in the current period of *HK$0.07 million (2002 : decrease of HK$0.17 million)*

2. Segment information

Turnover and segment information for the six months ended 30th September, 2003.

(a) By business segments

	Continuing operations: Computer and business machines HK$'000	Continuing operations: IT & network solution and tele-communication systems HK$'000	Continuing operations: Technical and maintenance services HK$'000	Continuing operations: Investments in securities and others HK$'000	Discontinued operations: General merchandise trading HK$'000	Discontinued operations: Tele-communication services and retailing HK$'000	Total HK$'000
Six months ended 30th September, 2003							
TURNOVER							
Total sales	200,343	67,294	21,431	78,361	[illegible]	986	[illegible]
Inter-segment sales	(21,771)	(3,663)	(1,835)	–	(1)	(30)	(28,411)
External sales	178,571	64,031	19,596	78,361	8	976	341,747
RESULT							
Segment result	4,144	(1,781)	1,140	1,799	–	–	5,288
Interest income							3,836
Unallocated corporate Expenses							(314)
Profit from operations							8,834
Finance costs							(7)
Share of result of an associate	(235)	–	–	–	–	–	(235)
Gain on discontinued operations	–	–	–	–	86	491	577
Profit before taxation							9,169
Taxation							(768)
Net profit for the period							8,401

	Continuing operations: Computer and business machines HK$'000	Continuing operations: IT & network solution and tele-communication systems HK$'000	Continuing operations: Technical and maintenance services HK$'000	Continuing operations: Investments in securities and others HK$'000	Discontinued operations: General merchandise trading HK$'000	Discontinued operations: Tele-communication services and retailing HK$'000	Total HK$'000
Six months ended 30th September, 2002							
TURNOVER							
Total sales	231,777	53,559	33,199	9,246	18,565	49,363	387,708
Inter-segment sales	(29,193)	(3,009)	(3,962)	–	(193)	(35)	(36,392)
External sales	202,584	50,550	29,237	9,246	18,372	49,328	351,317
RESULT							
Segment result	5,064	(1,806)	4,040	(2,987)	(3,018)	(7,655)	(6,362)
Interest income							3,157
Unallocated corporate Expenses							(299)
Loss from operations							(3,504)
Finance costs							(30)
Share of results of associates	1,862	–	–	–	–	–	1,862
Loss before taxation							(1,672)
Taxation							(3,424)
Net loss for the period							(5,096)

(b) By geographical segments

	Turnover Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Hong Kong	271,077	264,995
The Mainland	7,537	27,785
Thailand	59,069	54,452
Others	4,064	4,085
	341,747	351,317

3. Profit (loss) from operations

	Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Profit (loss) from operations is arrived at after charging		
Cost of stock sold	180,811	244,525
Depreciation on property, plant and equipment	2,323	3,266
Operating lease payments in respect of renting of premises	6,053	16,674
Staff costs, including directors' emoluments	41,934	53,057

4. Taxation

	Six months ended 30th September, 2003 HK$'000	(Restated) 2002 HK$'000
Current tax		
Company and subsidiaries		
Hong Kong	665	1,791
Overseas	34	1,513
Associates		
Hong Kong	—	291
Deferred tax		
Current period	64	(171)
Attributable to change in tax rate	5	—
	768	3,424

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The change in accounting policy in accordance with SSAP 12 (revised) "Income taxes" has been applied restrospectively and comparatives have been restated.

5. Interim dividend

	Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Interim dividend 2003: HK$0.02 per share on 171,355,871 shares	3,427	—

6. Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the profit for the period of HK$8,401,000 (2002: loss of HK$5,096,000) and on the weighted average number of 171,355,871 (2002: 171,355,870) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

No diluted loss per share is presented for the period ended 30th September, 2002 as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

No diluted earnings per share is presented for the period ended 30th September 2003 as the Company's outstanding share options have been lapsed in June 2003.

7. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2 cents (2002: Nil) per share for the six months ended 30th September, 2003 payable on Tuesday, 20th January, 2004 to shareholders whose names appear on the Register of Members of the Company on Friday, 16th January, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January, 2004 to Friday, 16th January, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2003, the performance of the Group improved substantially despite the impact of the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). This was mainly due to the close down of the loss making operations in last year and cost cutting exercise. In general, Hong Kong's deflationary woes worsened during the period. Businesses were forced to cut prices as the economy reeled from the economic fallout from SARS. As a result, turnover decreased and the profit margin squeezed especially in the first half of the period under review. The confidence, however, recovered in the second half of the period so that the turnover for the period reached HK$341 million, only 3% lower than that of same period last year. Profit for the period also improved to HK$8.4 million compared with the loss of HK$5 million in the same period last year.

During the period under review, the Computer and Business Machine Division has recorded a drop in the profit by 18% due to intense competition in PC products and the decline of consumption in both commercial sector and individual customers.

The first Chevalier Shop Digital Gallery in Causeway Bay was operating well. It is a brand new service concept for providing an outlet of digital solutions and IT products to the corporate and individual customers.

The large-scale contracts of IT & Network Solutions Division for providing various network services and system integration to New TV City, International Finance Centre — Phase II and KCRC West Rail were progressed on schedule.

The performance of the Technical and Maintenance Service Division was badly affected by the fierce competition and the shrinkage in capital expenditure of commercial sector in the first half of the year. The situation will persist for the foreseeable future.

During the period under review, interest income improved despite the enduring low interest rate. The company has diversified its investment portfolio into high yield structured notes and corporate debentures in order to enhance their returns.

Prospects

The growth in Hong Kong's economy depends very much on the export to the US and trade with the Mainland. Although the growth of the US economy is not convincing during the first half of 2003, recent statistics shows that the pace has become more solid with the GDP growth at 8.2% in the third quarter. Such upward momentum of the economy in the US is expected to sustain till 2004 and this will definitely improve the economic expansion of the economy of Hong Kong next year.

Similarly, after riding through years of economic contraction, Hong Kong's economy began to emerge from recession in the third quarter of 2003. GDP rose by 4% in the third quarter this year and the unemployment rate has recently edged to 8%. Confidence has recovered, following a series of economic measures unveiled by the central government since August to help Hong Kong. While continuing to face tough times, we expect Hong Kong's economy will move back onto a steady growth path in 2004 and beyond.

However, deflation in Hong Kong will persist next year, though at a much slower pace. Growth in consumption remains low despite the turnaround in confidence. The Group, therefore, remains cautious in adjusting its business strategy in order to cope with the market conditions and continues to adopt stringent cost control measures. The Group believes that the worst is over for Hong Kong's economy and looks forward to a better performance in the financial year 2003/04.

CONSOLIDATION OF SHARES

On 5th June, 2003, the shareholders at the special general meeting of the Company have approved the consolidation of every five existing issued and unissued shares of HK$0.10 each into one new share of HK$0.50 each in the share capital of the Company.

FINANCIAL REVIEW

As at 30th September, 2003, the Group's total net asset amounted to approximately HK$373 million (HK$366 million as at 31st March, 2003). The Group's bank and other borrowings was nil (HK$73,000 as at 31st March, 2003) while cash and deposit at bank amounted to HK$177 million (HK$149 million as at 31st March, 2003).

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2003, the Group employed approximately 600 full time staff globally. Total staff costs amounted to approximately HK$42 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), comprising Messrs Shinichi YONEHARA and WU King Cheong, both the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2003.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2003 to 30th September, 2003.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2003

website: http://www.chevalier-itech.com